October 11, 2017

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation (the “Fund”) File Nos. 333-218851, 811-23067

Dear Mr. Minore:

This letter responds to your comments, provided by telephone on October 5, 2017, regarding the above captioned Registration Statement on Form N-2 submitted by the Fund on October 2, 2017 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Calculation of Registration Fee Under the Securities Act of 1933

Please add a footnote to provide that the amount of preferred stock being registered includes any amounts that may be sold pursuant to an over-allotment option.

Response: The requested footnote has been added to the Registration Statement.

Cover

Please expand the disclosure in the third paragraph of the Cover and in the applicable section of the Prospectus Summary to provide the circumstances under which a delay in the scheduled redemption of shares of Series A Term Preferred Stock on the Term Redemption Date may occur without shareholder approval and that such a delay would likely impact the market price of the shares. Please include a cross reference to “Risk Factors—Risks of Investing in Series A Term Preferred Stock—Delay in Redemption Risk” after such disclosure.

Response: The Cover and Prospectus Summary have been revised as requested.

Please clarify on the Cover that the repurchase policy requires that a minimum of 5% of the Fund’s common stock be repurchased each quarter.

Response: Please refer to the first paragraph of the Cover that provides that “[a]s an interval fund, the Fund has adopted a fundamental policy to conduct, subject to certain conditions, quarterly repurchase offers for at least 5% and up to 25% of the outstanding shares of its common stock at net asset value. . . .” Separately, the disclosure on the second page of the Cover refers to the Fund’s current expectations with respect to the amount of its common stock to be repurchased on a quarterly basis.

Please expand the disclosure regarding the Fund’s credit agreement to specify that the agreement provides the Fund with a maximum borrowing capacity of $20 million, which is secured by substantially all of the assets of the Fund.

Response: The Cover has been revised as requested.

Please expand the pricing table disclosure to include total expenses of the offering on a per share basis and the proceeds to the Fund after expenses on both a per share and aggregate basis.

Response: The Cover has been revised as requested.

Prospectus Summary

Please add disclosure under the Section “Ranking” to state that the Credit Facility is secured by substantially all of the assets of the Fund and that the Fund has a right to augment or replace the Credit Agreement with a new credit agreement in the future, and any such augmented or replacement credit agreement may contain terms that are materially different than the terms contained in the existing Credit Agreement, including terms that limit payments to holders of Series A Term Preferred Stock.

Response: The requested disclosure has been added to “Ranking” in the Prospectus Summary.

Risk Factors

Please undo the italics in the first three paragraphs of this section.

Response: The requested change has been made.

Description of Series A Term Preferred Shares

Please undo the italics in the first paragraph of this section and revise the first sentence to state that “[t]he following is a summary of the material terms . . .” instead of “[t]he following is a brief description . . .” and update the section to include the material terms not disclosed in the section, if any.

Response: The above-referenced section has been revised as requested.

Management of the Fund—Investment Advisory Agreement—Expense Reimbursement

In accordance with paragraph .73 of the AICPA Audit Risk Alert—Investment Companies Industry Developments 2008/2009, please expand the disclosure in the Prospectus to confirm that, under the expense reimbursement arrangement with the Adviser, waived expenses from a prior year may be recaptured only if the expense ratio for the current year is less than the expense cap existing during such prior year.

Response: The Prospectus has been revised as requested to include the following disclosure:

“The amount of any recovery, taken together with the fees and expenses of the Fund at the time of recovery, will not exceed the lesser of (i) the expense cap in effect at the time the expenses were reimbursed, and (ii) the expense cap in effect at the time the recovery is sought.”

*   *   *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484; Walter Draney at (312) 845-3273 or Roy Kim at (312) 845-3850

Very truly yours,

Chapman and Cutler LLP

By	/s/ Chapman and Cutler LLP

cc:	Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.

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